Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270



                                                               November 13, 2000




                  VIZZAVI FULLY CLEARED BY COURT OF ARBITRATION




Vivendi and Vodafone signed a letter of intent on January 29, 2000 and a joint venture agreement on May 16, 2000 aimed primarily at creating a European multi-access Internet portal (Vizzavi). Following these events, a disagreement arose between BT and Vivendi. The disagreement was submitted to a court of arbitration.

BT considered that the creation of Vizzavi was in contravention of the agreement concluded between Cegetel's shareholders, and requested that the Vizzavi portal be closed down and that the various agreements signed with a view to its creation be invalidated. The agreements in question included the operator's contract signed with SFR.

The court of arbitration issued an initial ruling on November 9, 2000, stating that neither the agreements with Vodafone nor the creation of Vizzavi contravened the Cegetel shareholders' agreement. Vivendi is therefore authorized to continue marketing Vizzavi and implementing all the agreements signed with Vodafone, in France and Europe.

The court of arbitration also dismissed BT's complaint that Vivendi had violated its duties of cooperation, good faith and loyalty.

The court of arbitration has, however, decided that, if BT were to provide proof that the operator's agreement signed by Vizzavi and SFR was prejudicial to the latter, this could give rise to compensation being made. The validity of the operator's contract was not called into question.

Vivendi believes that the choice of SFR as Vizzavi's mobile telephony partner in France, together with SFR's holding in Vizzavi France's equity, favorable to SFR. SBC is also of this opinion.

With regard to the acquisition of Mannesman's 7.5% stake in Cegetel, as a result of the ruling, the mechanism enabling Vivendi to have an indirect holding of an additional 7.5% of Cegetel's capital can be put in place. However, Vivendi can only have direct control of the additional 7.5% holding in Cegetel after September 24, 2002.

The court dismissed all the other demands made by BT.


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IMPORTANT DISCLAIMER
--------------------

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS RELEASE ADDRESS THE BUSINESS COMBINATION OF VIVENDI, CANAL+ AND SEAGRAM. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT THE VIVENDI, CANAL+ AND SEAGRAM BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE COMBINATION; FAILURE OF THE VIVENDI, CANAL+ OR SEAGRAM SHAREHOLDERS TO APPROVE THE COMBINATION; INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASED COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS. NONE OF VIVENDI, CANAL+ OR SEAGRAM UNDERTAKES ANY OBLIGATION TO PROVIDE UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY VIVENDI, CANAL+ AND SEAGRAM WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VIVENDI, CANAL+ AND SEAGRAM. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE JOINT PRESS RELEASE RELATING TO THE TRANSACTION FILED WITH THE COMMISSION BY EACH OF VIVENDI AND SEAGRAM, ON JUNE 20, 2000.